Exhibit (a)(5)(B)
IN THE CIRCUIT COURT OF KANAWHA COUNTY, WEST VIRGINIA

BARBARA PETKUS, Individually and on	)	CIVIL ACTION NO.: 10-C-319
Behalf of All Others Similarly Situated,	)
	)	Judge Stucky
Plaintiff,	)
)
vs.	)
)
PORTEC RAIL PRODUCTS, INC.,	)
RICHARD J. JAROSINSKI, MARSHALL T.	)
REYNOLDS, JOHN S. COOPER, LOUIS J.	)
AKERS, PHILIP E. CLINE, DANIEL P.	)
HARRINGTON, A. MICHAEL PERRY,	)
DOUGLAS V. REYNOLDS, NEAL W.	)
SCAGGS, PHILIP TODD SHELL, KIRBY J.	)
TAYLOR and THOMAS W. WRIGHT,	) )
Defendants.	)
)

S U M M O N S
To the above-named Defendant: Richard J. Jarosinski
Serve: Richard J. Jarosinski
220 Edgewood Drive
Sarver, PA 16055
     IN THE NAME OF THE STATE OF WEST VIRGINIA, you are hereby summoned and required to serve upon Randall J. Baron and David T. Wissbroecker, of Coughlin, Stoia, Geller, Rudman & Robbins LLP, 655 West Broadway, Suite 1900, San Diego, California, 92101-3301; Joe Kendall and Hamilton Lindley, of Kendall Law Group LLP, 3232 McKinney Avenue, Suite 700, Dallas, Texas, 75204; and Ted M. Kanner, of The Ted Kanner Law Office, 606 Virginia Street, East, Suite 100, Charleston, West Virginia, 25301, an “ANSWER” along with any “Counter-Claim” you may have, to the Complaint filed against you in the above styled civil action, a true copy of which is herewith delivered to you. You are required to serve your answer within 30 days, and responses to Plaintiff’s First Request for Production of Documents

within 45 days, of service of this Summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in said complaint and you will be thereafter barred from asserting in another action any claim you may have which must be asserted by counterclaim in the above styled civil action.
     Dated: Feb. 25, 2010
CLERK OF COURT: /s/ Cathy S. Gatson

FILED
2010 FEB 19 PM 3:08
CATHY S. GATSON, CLERK
KANAWHA COUNTY CIRCUIT COURT
IN THE CIRCUIT COURT OF KANAWHA COUNTY, WEST VIRGINIA

BARBARA PETKUS, Individually and on	)	Case No. 10-C-319
Behalf of All Others Similarly Situated,	)
	)	Stucky
Plaintiff,	)
	)	CLASS ACTION
vs.	)
)
PORTEC RAIL PRODUCTS, INC.,	)
RICHARD J. JAROSINSKI, MARSHALL T.	)
REYNOLDS, JOHN S. COOPER, LOUIS J.	)
AKERS, PHILIP E. CLINE, DANIEL P.	)
HARRINGTON, A. MICHAEL PERRY,	)
DOUGLAS V. REYNOLDS, NEAL W.	)
SCAGGS, PHILIP TODD SHELL, KIRBY J.	)
TAYLOR and THOMAS W. WRIGHT,	)
Defendants.	) )
	)	DEMAND FOR JURY TRIAL
SHAREHOLDER CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
     Plaintiff, by her attorneys, alleges as follows:
SUMMARY OF THE ACTION
     1. This is a shareholder class action brought by a shareholder of defendant Portec Rail Products, Inc. (“Portec” or the “Company”) on behalf of Portec’s shareholders against the members of the Company’s Board of Directors (the “Board” or the “Individual Defendants”), arising out of their breaches of fiduciary duty in connection the cash tender offer by L. B. Foster Company (“L. B. Foster”) and its wholly owned subsidiary Foster Thomas Company (collectively, “Foster”) to acquire all of Portec’s outstanding shares of common stock for $11.71 per share (the “Proposed Transaction”). This action seeks equitable relief only.

     2. Poftec manufactures, supplies, and distributes a broad range of rail products, rail anchors, rail spikes, railway friction management products and systems, rail joints, railway wayside data collection and data management systems, and freight care securement systems. Portec also manufactures material handling equipment for industries outside the rail transportation sector. The Company is headquartered in Pittsburgh, Pennsylvania.
     3. On February 17, 2010, the Company and L. B. Foster jointly announced the Proposed Transaction which will result in Portec shareholders receiving $11.71 per share, representing a paltry 4% premium over the prior day’s closing price. Pursuant to the Agreement and Plan of Merger with Foster (the “Merger Agreement”), defendants created a playing field that is tilted in favor of Foster by agreeing to at least three provisions in derogation of their fiduciary duties to Portec’s shareholders, including:
•	a “No Shop” provision which precludes the defendants from engaging in a fair process to sell the Company by seeking out the best possible price for Portec’s shareholders as their fiduciary duties require;

•	a “Termination Fee” provision whereby defendants agreed to pay Foster $3.373 million in the event the Company receives a higher offer for the Company and its shareholders, despite the no shop provision; and

•	a “Top-Up” provision that grants Foster an irrevocable option to purchase the additional shares it needs to increase its share ownership after expiration of the Tender Offer to one share more than 90%, the minimum required to effectuate a short-form merger. This provision was designed for the sole purpose of evading applicable law, as it allows Foster to bypass the 90% requirement for a short-form merger and to effectuate such a short-form merger even if it receives less than the requisite amount of Portec’s shares via the Tender Offer.
     4. In addition, pursuant to the terms of the Merger Agreement, certain unnamed directors will continue to hold their positions following the consummation of the Proposed Transaction and continue to receive the lucrative fees in connection therewith. And, certain defendants have entered into a Tender and Voting Agreement with Foster. Pursuant to the Tender and Voting Agreement, each individual has agreed to tender all shares owned by him in the offer, to vote all shares owned by him in favor of the merger, if necessary, against any alternative transaction proposal and against any action that would prevent or delay the offer or the merger, and to appoint Foster as attorney-in-fact and proxy with respect to all shares owned by him. The defendants who entered into the Tender and Voting Agreement own, in the aggregate, 2.9 million shares, or approximately 30.47% of the outstanding shares.
     5. The Proposed Transaction is the product of a hopelessly flawed process that has resulted in the planned sale of Portec to Foster on unfair terms that are the product of the Individual Defendants’ attempts to secure benefits for themselves and other Portec insiders and to subvert the interests of Portec and the stockholders of the Company. In pursuing the unlawful plan to sell Portec pursuant to a defective sales process, the Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.
     6. Immediate judicial intervention is warranted to avoid irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Transaction, that the sale of Portec is conducted in a manner that is not improper, unfair and unlawful. Plaintiff seeks to enjoin the Proposed Transaction.
JURISDICTION AND VENUE
     7. This Court has jurisdiction because Portec is incorporated in West Virginia. This action is not removable.
     8. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES
     9. Plaintiff Barbara Petkus is, and at all times relevant hereto was, a Portec shareholder.
     10. Defendant Portec is a West Virginia corporation based in Pittsburgh, Pennsylvania.
     11. Defendant Richard J. Jarosinski (“Jaronsinski”) is Portec’s President and Chief Executive Officer.

     12. Defendant Marshall T. Reynolds (“Reynolds”) has been a Portec director since 1997.
     13. Defendant John S. Cooper (“Cooper”) has been a Portec director since 1997.
     14. Defendant Louis J. Akers (“Akers”) has been a Portec director since 2008.
     15. Defendant Philip E. Cline (“Cline”) has been a Portec director since 1998.
     16. Defendant Daniel P. Harrington (“Harrington”) has been a Portec director since 1998.
     17. Defendant A. Michael Perry (“Perry”) has been a Portec director since 2004.
     18. Defendant Douglas V. Reynolds (“Reynolds”) has been a Portec director since 1998.
     19. Defendant Neal W. Scaggs (“Scaggs”) has been a Portec director since 1998.
     20. Defendant Philip Todd Shell (“Shell”) has been a Portec director since 2005.
     21. Defendant Kirby J. Taylor (“Taylor”) has been a Portec director since 1997.
     22. Defendant Thomas W. Wright (“Wright”) has been a Portec director since 2004.
     23. The defendants named in 11-22 are collectively referred to herein as the “Individual Defendants.”
FACTUAL ALLEGATIONS
     24. On February 17, 2010, the Company announced that it had entered into the Merger Agreement with Foster, pursuant to which Foster will commence a tender offer for all outstanding  shares of Portec’s common stock whereby Portec’s shareholders will receive $11.71 per share, a paltry 4% premium over the prior day’s closing price.
     25. The Company and L. B. Foster jointly announced the Proposed Transaction in a press release which stated the following, in relevant part:
L. B. Foster Company and Portec Rail Products, Inc., both headquartered in Pittsburgh, PA, today jointly announced the signing of an Agreement and Plan of Merger (“Merger Agreement”), under which L. B. Foster will make, through its wholly owned acquisition subsidiary, a cash tender offer to acquire all of Portec’s outstanding shares of common stock for $11.71 per share.
     “The proposed acquisition will bring together two organizations with a rich history of successfully delivering products and services to the global rail industry,” said Stan Hasselbusch, L. B. Foster’s President and Chief Executive Officer. “The

addition of Portec will complement our existing array of products and furthers our strategic initiative of becoming a premier provider of products and services below the wheel for Class 1, transit, shortline and regional railroads and contractors in North America, as well as to governmental agencies and rail contractors globally.”
     Richard J. Jarosinski, Portec’s President and Chief Executive Officer, commented “Both companies have a strong reputation for quality and operational excellence in providing a wide range of products for the rail industry. We couldn’t be more pleased than to be joining forces with the Foster team.”
     This transaction is subject to the satisfaction of certain conditions, including Hart-Scott-Rodino antitrust clearance, at least 65% of Portec’s outstanding shares being tendered and customary closing conditions, and is expected to close before the end of the second quarter 2010.
     26. The timing of this Proposed Transaction is problematic as Portec is scheduled to report its fourth quarter earnings results in a matter of weeks. The Proposed Transaction also squeezes Portec’s shareholders out of the benefits of Portec’s recently announced breakthrough in China for strategic product groups. Just weeks ago Portec announced to shareholders that the Company has increased its expansion into China, as the company recently received new customer orders for its Fault Detection and Friction Management product groups from China. Portec Rail has had a steadily-growing presence in China for its Friction Management products, and has now penetrated the Chinese market with its Fault Detection product group.
Defendant Jaronsinski stated that:
The Chinese rail service market offers significant growth potential in both heavy-haul freight and passenger service. It has been recently announced that the Chinese will be spending a new record of $120.6 billion in rail expansion efforts this year. It also has been reported that the period from 2010 to 2012 will be a key period for the rail modernization effort in China according to the Ministry of Railways.
Portec’s successful expansion into the Chinese market will now inure to the benefit of Foster rather than Portec’s shareholders.
     27. The Merger Agreement is tilted in favor of Foster. Specifically, §5.3 of the Merger Agreement includes a “No Solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Foster. Pursuant to this section, should an unsolicited bidder arrive on the scene, the Company must notify Foster of the bidder’s offer within 24 hours of receipt by the Company. Not only does Foster get notice that there is another potential bidder, but the Company is contractually bound to provide Foster a copy of the unsolicited offer. In addition, for the unsolicited bidder’s offer to be “superior,” it must be more favorable than any “amended” offer by Foster.
     28. In addition, should the other bidder come unsolicited and overcome the right of first refusal, the Merger Agreement provides that a termination fee must be paid to Foster by Portec if the Company decides to pursue said other offer, thereby requiring that the alternate bidder essentially agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     29. Ultimately, the “No Solicitation” clause and the unlimited right of first refusal, coupled with the termination fee, unlawfully restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which Portec’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Given the foregoing, judicial intervention is required to protect the interests of Portec’s shareholders.
FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
     30. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with the Company and its shareholders, and owe the Company and its shareholders a duty of highest good faith, fair dealing, loyalty, and full, candid and adequate disclosure.
     31. The claims are brought under West Virginia state law which requires every corporate director to act in good faith, in the best interests of the corporation and the corporation’s shareholders, and to act with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. Where the officers and/or directors undertake a transaction that will result in either (i) a change in corporate control, (ii) a breakup of the corporation’s assets, or (iii) sale of the corporation, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) contractually prohibits them from complying with or carrying out their fiduciary duties;
          (c) discourages or inhibits alternative offers to purchase the corporation or its assets; and/or
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.
     32. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Portec, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders; and/or

          (d) unjustly entrenching themselves as managers and/or officers of the Company by failing to give adequate consideration to legitimate bids for the Company.
     33. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Portec’s shareholders. The Individual Defendants stand on both sides of the transaction, are engaging in self-dealing and abusing their control of Portec, and are obtaining for themselves personal benefits, including personal financial benefits, to the detriment of the Portec’s shareholders.
CLASS ACTION ALLEGATIONS
     34. Plaintiff brings this action on her own behalf and as a class action pursuant to the West Virginia Rules of Civil Procedure on behalf of all holders of Portec stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     35. This action is properly maintainable as a class action.
     36. The Class is so numerous that joinder of all members is impracticable. According to Portec’s United States Securities and Exchange Commission filings, there are more than nine million  shares of Portec common stock outstanding.
     37. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class;

          (b) whether the Individual Defendants are engaging in self-dealing;
          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Portec;
          (d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with their failure to maximize shareholder value, including the duties of good faith, diligence, candor and fair dealing;
          (e) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     38. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     39. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
     40. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     41. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     42. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
Against All Defendants
     43. Plaintiff incorporates by reference and realleges each and every allegation set forth above.
     44. The defendants have violated fiduciary duties of care, loyalty, candor, good faith, and independence owed to Portec’s shareholders and have acted to put their personal interests ahead of the interests of Portec’s shareholders.
     45. By the acts, transactions and courses of conduct alleged herein, the defendants, individually and acting as a part of a common plan, have violated their fiduciary duties by entering into a merger transaction with Foster without regard to the fairness of the transaction to Portec’s shareholders.
     46. As demonstrated by the allegations above, the defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to Portec’s shareholders because, among other reasons:
          (a) They failed to conduct a full and fair sales process for Portec, thereby failing in their duty to properly maximize the value of Portec common shares; and
          (b) They ignored or did not protect against the numerous conflicts of interest resulting from their various interrelationships and material insider benefits secured in the Proposed Transaction.
          47. Because the defendants dominate and control the business and corporate affairs of Portec, and are in possession of private corporate information concerning Portec’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Portec which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     48. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Portec’s shareholders.
     49. The defendants are engaging in self-dealing, are not acting in good faith toward Portec’s shareholders, and have breached and are breaching the fiduciary duties owed to Portec’s shareholders.
     50. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to the Company’s shareholders, and may consummate the Proposed Transaction without providing the Company’s shareholders a full and fair sales process.
     51. As a result of the defendants’ actions, the Company’s shareholders have been and will be irreparably harmed.
     52. The shareholders have no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, in favor of the Class and against the defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties owed by the defendants to the Company’s shareholders and is therefore unlawful and unenforceable;
     C. Enjoining the defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Board adopts and implements a fair sales process;

     D. Directing the defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Portec’s shareholders and to refrain from insisting on improper barriers to superior bids or entering into any transaction until a fair process is used to sell the Company;
     E. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;
     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     G. Granting such other and further equitable relief as this Court may deem just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.

DATED: February 19, 2010	THE TED KANNER LAW OFFICE
TED M. KANNER (4523)

/s/ Ted M. Kanner TED M. KANNER

606 Virginia Street, East
Suite 100
Charleston, WV 25301
Telephone: 304/343-6300
304/343-0639 (fax)

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
RANDALL J. BARON (pro hac vice)
DAVID T. WISSBROECKER (pro hac vice)
655 West Broadway, Suite 1900
San Diego, CA 92101-3301
Telephone: 619/231-1058
619/231-7423 (fax)

KENDALL LAW GROUP, LLP
JOE KENDALL (pro hac vice)
HAMILTON LINDLEY (pro hac vice)
3232 McKinney Avenue, Suite 700
Dallas, TX 75204
Telephone: 214/744-3000
214/744-3015 (fax)

Attorneys for Plaintiff